June 1, 2009

VIA EDGAR

Mr. Brion Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                              ING Mutual Funds (on behalf of ING International Capital Appreciation Fund)

(File No. 333-158789)

Dear Mr. Thompson:

This letter responds to comments that you provided to us in a telephone conversation on May 18, 2009, in connection with your review of the Registration Statement filed on Form N-14 on behalf of ING International Capital Appreciation Fund (the “Acquiring Fund”), a series of ING Mutual Funds (the “Registrant”), on April 24, 2009.  The Registration Statement has been filed in connection with the proposed reorganization (the “Reorganization”) of ING International Growth Opportunities Fund (the “Acquired Fund” and with the Acquiring Fund, the “Funds”), a series of the Registrant, with and into the Acquiring Fund.  Your comments and the Registrant’s responses are provided below.  In response to your comments, the Registrant has also revised the Registration Statement.  All of these revisions will be reflected in the Registration Statement which will be filed on or about June 2, 2009 on the EDGAR system.  Unless otherwise noted, defined terms have the same meaning as in the Registration Statement.

I.                                         GENERAL PROXY STATEMENT/PROSPECTUS COMMENTS

1)              Comment: Pages 20-21.  The recoupment amount of 0.02% shown in the Acquiring Fund’s expense column and the pro forma expense column should be moved to the “Other Expenses” line items.  A footnote may be added to these “Other Expenses” line items to explain that “Other Expenses” include recoupment.  In addition, the two line-items currently titled “Waivers, Reimbursement, and Recoupment” and “Net Fund Operating Expenses” should be deleted from the Acquiring Fund’s expense column and the pro forma expense column.

Response: The disclosure has been revised in response to your comment.

2)              Comment: Page 34.  It is currently disclosed that “an abstention will have the effect of a vote against the proposal while a broker non-vote would not affect the outcome of the vote on the proposal.”  Please revise the disclosure to state that both an abstention and a broker non-vote will have the effect of a vote against the proposal.

Response:  The disclosure has been revised in response to your comment.

II.                                     ACCOUNTING COMMENTS

3)              Comment: Page 22.  The staff of the Securities and Exchange Commission (the “Staff”) believes that certain values of the fee examples of ING International Capital Appreciation Fund before and after the Reorganization are incorrect and should be revised as follows:

A.                                   The three-, five- and ten-year costs of investing in the Class A of ING International Capital Appreciation Fund (before and after the Reorganization) should be $1,001, $1,312 and $2,190, respectively;

B.                                     The three-, five- and ten-year costs of investing in the Class B of ING International Capital Appreciation Fund (before and after the Reorganization) when shareholders redeemed their shares should be $982, $1,369 and $2,323, respectively;

C.                                     The three-, five- and ten-year costs of investing in the Class C of ING International Capital Appreciation Fund (before and after the Reorganization) when shareholders redeemed their shares should be $682, $1,169 and $2,513, respectively;

D.                                    The three-, five- and ten-year costs of investing in the Class I of ING International Capital Appreciation Fund (before and after the Reorganization) should be $350, $606 and $1,340, respectively;

E.                                      The three-, five- and ten-year costs of investing in the Class Q of ING International Capital Appreciation Fund (after the Reorganization) should be $452, $782 and $1,713, respectively;

F.                                      The three-, five- and ten-year costs of investing in the Class B of ING International Capital Appreciation Fund (before and after the Reorganization) when shareholders did not redeem their shares should be $682, $1,169 and $2,323, respectively.

Response: ING International Capital Appreciation Fund currently has an expense limitation agreement with its investment adviser that limits the Fund’s expenses through March 1, 2010.  The Fund’s investment has agreed to extend this agreement until March 1, 2011 subject to shareholder approval of the Reorganization.  As a result, the three-, five- and ten year costs of investing in ING International Capital Appreciation Fund before the Reorganization only reflect the expense limitation for the first year of the three-, five- and ten-year periods, while the three-, five- and ten year costs of investing this Fund after the Reorganization reflect the expense limitation for the first two years of the three-, five- and ten-year periods.  The Registrant has reviewed the current examples of the three-, five- and ten-year costs of investing in the Class A, Class B, Class C, Class I and Class Q of ING International Capital Appreciation Fund as provided in the Registration Statement and confirms that these examples are accurate.

4)              Comment: Page 26.  Please disclose the estimated amount of the total expenses of the Reorganization.

Response:  Item 7(a) of Form N-14 refers to Item 4 of Schedule 14A, which requires the disclosure of the anticipated cost of retaining a paid solicitor in connection with the proxy solicitation.  In response to this requirement, the Registrant has already disclosed the estimated cost of $18,000 for retaining a paid solicitor on page 33.  The Registrant is not aware of any requirement that the estimated total expenses of the Reorganization be disclosed in the Registration Statement.  In addition, it is currently disclosed in the Registration Statement that the expenses of the Reorganization will not be borne by the Funds or their shareholders, but will be borne by the Funds’ investment adviser or its affiliate.  Thus, the shareholders’ interests in the Funds will not be diluted as a result of the expenses of the Reorganization.  Accordingly, the Registrant believes that it does not need to disclose the estimated amount of the total expenses of the Reorganization.  The Registrant also notes that, as disclosed in the Registration Statement, the expenses of the Reorganization do not include the transition costs, the approximate amount of which has already been provided in the section “Portfolio Transitioning” on page 23 of the Registration Statement.

5)              Comment: The Staff notes that the Acquiring Fund is the smaller of the Acquired Fund in the Reorganization.  In light of the fact that the “minnow” appears to be “swallowing the whale” and the factors set forth in the North American Security Trust, SEC No-Action Letter (Aug. 5, 1994), please provide a written justification for the choice of the Acquiring Fund as the legal and accounting survivor in the Reorganization.

Response: We believe that the Acquiring Fund should be the legal and accounting survivor in the Reorganization since the combined fund after the Reorganization (the “Combined Fund”) will more closely resemble the Acquiring Fund, compared to the Acquired Fund.

Both the Acquiring Fund and the Acquired Fund are small funds and the Acquiring Fund is only slightly smaller in terms of asset size than the Acquired Fund.  Specifically, as of December 31, 2008, the Acquiring Fund and the Acquired Fund had approximately $44 million and $57 million of net assets, respectively.  As such, in the Reorganization, the minnow is not being swallowed by a whale but rather, metaphorically, by a goldfish.  In addition, we note that each Fund may not be viable at current asset levels, and thus we believe that both the existing and prospective shareholders would benefit from the proposed Reorganization through an increase in the asset size of the Combined Fund which are expected to result in more trading leverage and reduced expenses for the Combined Fund after the Reorganization.  Furthermore, while the Acquiring Fund is the smaller fund, the Staff has noted that the accounting survivor should be the predecessor fund that most closely resembles the Combined Fund.  As analyzed below, the Acquiring Fund most closely resembles the Combined Fund.

First, we note that while the Acquired Fund, the Acquiring Fund and the Combined Fund have the same investment adviser, ING Investments, LLC, only the Acquiring Fund and the Combined Fund have the same sub-adviser and portfolio managers which are different from those of the Acquired Fund, respectively.  In other words, the Acquiring Fund and the Combined Fund have the same portfolio management team, which is different from that of the Acquired Fund.

We also note that while the Funds have similar investment objectives, the Acquiring Fund’s investment strategies are different from those of the Acquired Fund, and the Acquiring Fund’s investment strategies will survive in the Combined Fund after the Reorganization.  Although both Funds may invest in companies of any size, unlike the Acquiring Fund, the Acquired Fund invests primarily in companies with a large market capitalization.  Also, unlike the Acquiring Fund, the Acquired Fund may invest in derivative instruments as a principal strategy and engage in frequent and active trading to achieve its investment objective.  Since the Acquiring Fund and the Combined Fund have the same investment strategies and portfolio management team, which are different from those of the Acquired Fund, the Acquiring Fund will provide a better indication of the portfolio management team’s track record under the investment objective and strategies of the Combined Fund.

The Acquiring Fund should also be the legal and accounting survivor based on the comparison of the Funds’ expense ratios and portfolio composition.  It is expected that the pro forma gross and net expense ratios of the Combined Fund will be the same as those of the Acquiring Fund.  Meanwhile, both gross and net expense ratios for all classes of the Acquiring Fund are lower than those of the Acquired Fund.  It is also expected that the Combined Fund’s portfolio composition will closely resemble the Acquiring Fund’s portfolio composition.

For the reasons noted above, we believe that the Acquiring Fund should be the legal and accounting survivor in the Reorganization.

6)              Comment: Please revise the tables titled “Statements of Assets and Liabilities as of October 31, 2008” and “Statements of Operations for the year ended October 31, 2008” in the Part B of the Registration Statement to “Statements of Assets and Liabilities as of October 31, 2008 (Unaudited)” and “Statements of Operations for the year ended October 31, 2008 (Unaudited),” respectively.

Response:  The disclosure has been revised in response to this comment.

7)              Comment: Please revise the columns titled “Pro Forma Combined (unaudited)” in the tables currently titled “Statements of Assets and Liabilities as of October 31, 2008” and “Statements of Operations for the year ended October 31, 2008” in the Part B of the Registration Statement to “Pro Forma Combined — ING International Capital Appreciation Fund.”

Response:  The disclosure has been revised in response to this comment.

8)              Comment: The Staff believes that the amount of “Net investment income (loss)” in the column titled “Pro Forma Adjustment” in the table currently titled “Statements of Operations for the year ended October 31, 2008” in the Part B of the Registration Statement should be revised to state: 299,728.

Response:  The disclosure has been revised in response to this comment.

9)              Comment: The Staff believes that since the table titled “Portfolios of Investments as of October 31, 2008 (UNAUDITED)” in the Part B of the Registration Statement already has adjustment columns, the line-item titled “Pro forma adjustment — Net Assets after to pro forma adjustment” at the end of this table should not be included.

Response:  The disclosure has been revised in response to this comment.

III.                                 MISCELLANEOUS

10)        Comment: Please provide the required Tandy letter along with your response.

Response:  The requested representation letter is attached.

*                                         *                                         *

We hope you find our changes to these materials to be responsive.  If you have any additional questions, please do not hesitate to contact the undersigned at 202.261.3496 or Jutta M. Frankfurter at 202.261.3484.

Sincerely,

/s/ Hoang T. Pham
Hoang T. Pham

Attachment

cc:	Huey P. Falgout, Jr.
Counsel
ING U.S. Legal Services

Christopher C. Okoroegbe
Counsel
ING U.S. Legal Services

Jeffrey S. Puretz
Partner
Dechert LLP

[ING FUNDS LOGO]

June 1, 2009

Via EDGAR

Mr. Brion Thompson, Esq.

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                              ING Mutual Funds (on behalf of ING International Capital Appreciation Fund)
(File No. 333-158789)

Dear Mr. Thompson:

In connection with a response being made on behalf of the Registrant to comments provided by you with respect to the Registration Statement filed on Form N-14 on behalf of ING International Capital Appreciation Fun on April 24, 2009 (the “Registration Statement”), the Registrant hereby acknowledges that:

•                 the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•                 comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement;

•                 should the SEC or the SEC staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the SEC from taking any action with respect to the Registration Statement; and

•                 the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your request.  Please do not hesitate to contact me at 480.477.2666, if you have any questions concerning the foregoing.

Regards,

/s/ Huey P. Falgout

Huey P. Falgout, Jr.

Counsel

ING U.S. Legal Services

Attachments

cc:	Jeffrey S. Puretz, Esq.
Dechert LLP